Exhibit 99.1

SILVERCORP REPORTS ADJUSTED NET INCOME OF $20.6 MILLION, $0.12 PER SHARE,AND CASH FLOW FROM OPERATIONS OF $40.0 MILLION FOR Q1 FISCAL 2025

Trading Symbol:  TSX: SVM
                              NYSE AMERICAN: SVM

VANCOUVER, BC, Aug. 13, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reported its financial and operating results for the three months ended June 30, 2024 ("Q1 Fiscal 2025"). All amounts are expressed in US dollars, and figures may not add due to rounding.

HIGHLIGHTS FOR Q1 FISCAL 2025

•	Mined 343,847 tonnes of ore, milled 307,696 tonnes of ore, and produced approximately 1,146 ounces of gold, 1.7 million ounces of silver, or approximately 1.8 million ounces of silver equivalent, plus 15.6 million pounds of lead and 6.4 million pounds of zinc;
•	Sold approximately 998 ounces of gold, 1.7 million ounces of silver, 15.7 million pounds of lead, and 6.5 million pounds of zinc, for revenue of $72.2 million;
•	Reported net income attributable to equity shareholders of $21.9 million, or $0.12 per share;
•	Realized adjusted basic earnings attributable to equity shareholders of $20.6 million, or $0.12 per share;
•	Generated cash flow from operating activities of $40.0 million;
•	Cash cost per ounce of silver, net of by-product credits, of negative $1.67;
•	All-in sustaining cost per ounce of silver, net of by-product credits, of $9.82;
•	Spent and capitalized $1.0 million on exploration drilling, $13.9 million on underground exploration and development, and $4.6 million on equipment and facilities, including $2.8 million on construction of the new tailing storage facility;
•	Strong balance sheet with $215.7 million in cash and cash equivalents and short-term investments. This was after a $18.8 million private placement into Adventus Mining Corporation ("Adventus") in May 2024 to fund its operations as part of the Company's acquisition of Adventus via a plan of arrangement. The Company also holds a further equity investment portfolio in associates and other companies with a total market value of $108.2 million as at June 30, 2024;
•	Inventory stockpile ore amounted to 59,293 tonnes not yet processed due to mill capacity constraints, with additional ore to be added to the stockpile in the coming quarter. If the stockpile had been processed, the Company's metal production would have aligned with its Fiscal 2025 annual guidance, and is anticipated to be processed when the 1,500 tonne per day new mill is in operation by November 2024; and
•	Announced the completion of the acquisition of Adventus on July 31, 2024 to create geographically diversified mining company by adding the advanced El Domo Project and the Condor Projects, both located in Ecuador.

CONSOLIDATED FINANCIAL RESULTS

	Three months ended June 30,
	2024	2023	Changes
Financial Results
Revenue (in thousands of $)	$ 72,165	$ 60,006	20%
Mine operating earnings (in thousands of $)	36,514	23,301	57%
Net income (loss) attributable to equity holders (in thousands of $)	21,938	9,217	138%
Earnings (loss) per share - basic ($/share)	0.12	0.05	137%
Adjusted earnings attributable to equity holders (in thousands of $)	20,618	12,369	67%
Adjusted earnings per share - basic ($/share)	0.12	0.07	71%
Net cash generated from operating activities (in thousands of $)	39,955	28,881	38%
Capitalized expenditures (in thousands of $)	19,656	15,916	23%
Metals sold
Gold (ounces)	998	1,495	-33%
Silver (in thousands of ounces)	1,739	1,815	-4%
Lead (in thousands of pounds)	15,663	17,330	-10%
Zinc (in thousands of pounds)	6,484	6,920	-6%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Gold ($/ounce)	1,990	1,682	18%
Silver ($/ounce)	26.34	19.37	36%
Lead ($/pound)	0.99	0.84	18%
Zinc ($/pound)	1.01	0.82	23%
Financial Position as at	June 30, 2024	March 31, 2024
Cash and cash equivalents and short-term investments (in thousands of $)	215,739	184,891	17%
Working capital (in thousands of $)	178,893	154,744	16%

Net income attributable to equity shareholders of the Company in Q1 Fiscal 2025 was $21.9 million or $0.12 per share, compared to net income of $9.2 million or $0.05 per share in the three months ended June 30, 2023 ("Q1 Fiscal 2024").

Compared to Q1 Fiscal 2024, the Company's consolidated financial results were mainly impacted by i) increases of 18% 36%, 18% and 23%, respectively, in the realized selling prices for gold, silver, lead and zinc; ii) an increase of $1.1 million in gain on investment, and iii) an increase of $4.0 million in the positive impact from foreign exchange, offset by iv) decreases of 33%, 4%, 10%, and 6%, respectively, in gold, silver, lead and zinc sold; and v) an increase of $2.0 million in corporate administrative and business development expenditures.

Excluding certain non-cash, non-recurring, and non-routine items, the adjusted basic earnings to equity shareholders were $20.6 million or $0.12 per share compared to $12.4 million or $0.07 per share in the prior year quarter.

Revenue in Q1 Fiscal 2025 was $72.2 million, up 20% compared to $60.0 million in Q1 Fiscal 2024. The increase is mainly due to an increase of $17.3 million arising from the increase in the realized selling prices offset by a decrease of $5.1 million as a result of less metals sold. Compared to Q1 Fiscal 2024, the average realized selling prices for silver and gold in Q1 Fiscal 2025 increased by 36% and 18%, respectively, while the average silver and gold prices quoted on the SME increased by 32% and 20%, and the average silver and gold prices quoted on the LME increased by 19% and 18%, respectively.

Income from mine operations in Q1 Fiscal 2025 was $36.5 million, up 57% compared to $23.3 million in Q1 Fiscal 2024. The increase was mainly due to the increase in revenue arising from the increases in the net realized metal selling prices. Income from mine operations at the Ying Mining District was $33.6 million, compared to $21.7 million in Q1 Fiscal 2024. Income from mine operations at the GC Mine was $3.0 million, compared to $1.7 million in Q1 Fiscal 2024.

Cash flow provided by operating activities in Q1 Fiscal 2025 was $40.0 million, up $11.1 million, compared to $28.9 million in Q1 Fiscal 2024.

The Company ended the quarter with $215.7 million in cash and cash equivalents and short-term investments, up 17% or $30.8 million compared to $184.9 million as at March 31, 2024. This was after a $18.8 million private placement into Adventus in April 2024 to fund its operations as part of the Company's acquisition of Adventus via a plan of arrangement. The Company also holds an equity investment portfolio in associates and other companies with a total market value of $108.2 million as at June 30, 2024.

CONSOLIDATED OPERATIONAL RESULTS

	Three months ended June 30,
	2024	2023	Changes

Production Data
Ore Mined (tonnes)	343,847	303,220	13%
Ore Milled (tonnes)
Gold Ore	8,476	10,893	-22%
Silver Ore	299,220	284,202	5%
	307,696	295,095	4%
Metal Production
Gold (ounces)	1,146	1,552	-26%
Silver (in thousands of ounces)	1,717	1,780	-4%
Silver equivalent (in thousands of ounces)	1,802	1,912	-6%
Lead (in thousands of pounds)	15,619	17,816	-12%
Zinc (in thousands of pounds)	6,434	6,821	-6%
Cost Data
Production cost ($/tonne)	80.37	78.63	2%
All-in sustaining production cost ($/tonne)	139.96	134.08	4%
Cash cost per ounce of silver, net of by-product credits ($)	(1.67)	(0.31)	-439%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	9.82	9.46	4%

In Q1 Fiscal 2025, the Company mined 343,847 tonnes of ore, up 13% compared to 303,220 tonnes in Q1 Fiscal 2024. Ore milled was 307,696 tonnes, up 4% compared to 295,095 tonnes in Q1 Fiscal 2024. A total of 8,476 tonnes of gold ore were processed in Q1 Fiscal 2025, down 22% compared to 10,893 tonnes in Q1 Fiscal 2024.

In Q1 Fiscal 2025, the Company produced approximately 1,146 ounces of gold, 1.7 million ounces of silver, or approximately 1.8 million ounces of silver equivalent, plus 15.6 million pounds of lead and 6.4 million pounds of zinc, representing decreases of 26%, 4%, 6%, 12%, and 6%, respectively, in gold, silver, silver equivalent, lead, and zinc production over Q1 Fiscal 2024. The decrease is mainly due to i) lower head grades realized as per the current mine plan and ii) a total of 59,293 tonnes of stockpile ore not yet processed. The Company expects that the stockpiled ore will be processed in the third and fourth quarter, once the No. 2 mill capacity expansion of 1,500 tonnes per day at the Ying Mining District is achieved in the third quarter of Fiscal 2025.

In Q1 Fiscal 2025, the consolidated mining cost was $66.06 per tonne, up 4% compared to $63.74 per tonne in Q1 Fiscal 2024. The increase was mainly due to more mining preparation tunnels and grade control drilling completed and expensed as part of the mining cost in the current quarter. The consolidated milling cost was $11.94 per tonne, down 4% compared to $12.56 per tonne in Q1 Fiscal 2024. Correspondingly, the consolidated production cost per tonne of ore processed was $80.37 per tonne, up 2% compared to $78.63 per tonne in Q1 Fiscal 2024, while the all-in sustaining production cost per tonne ore processed was $139.96 per tonne, up 4% compared to $134.08 per tonne in Q1 Fiscal 2024. The increase was mainly due to i) an increase of $1.3 million in sustaining capital expenditures; ii) an increase of $0.8 million in corporate general administrative and business development expenditures related to the Company's ongoing merger and acquisition ("M&A") activities; and iii) the slight increase in per tonne production cost as discussed above.

In Q1 Fiscal 2025, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $1.67, compared to negative $0.31 in Q1 Fiscal 2024. The decrease was mainly due to an increase of $1.5 million in by-product credits. The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $9.82, up 10% compared to $9.46 in Q1 Fiscal 2024. The increase was mainly due to the increase in per tonne sustaining production cost, partially offset by the decrease in cash cost per ounce of silver.

EXPLORATION AND DEVELOPMENT

	Capitalized Development and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Drilling and other		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Q1 Fiscal 2025
Ying Mining District	15,065	$ 7,681	15,090	$ 4,328	21,036	$ 663	$ 4,570	$ 17,242	11,830	44,823
GC Mine	1,781	697	3,106	1,247	15,921	345	41	2,330	2,465	5,533
Corporate and other	-	-	-	-	-	76	8	84	-	-
Consolidated	16,846	$ 8,378	18,196	$ 5,575	36,957	$ 1,084	$ 4,619	$ 19,656	14,295	50,356

Q1 Fiscal 2024
Ying Mining District	5,017	$ 3,016	17,439	$ 6,447	32,839	$ 1,151	$ 3,430	$ 14,044	8,443	25,937
GC Mine	896	494	2,917	800	7,926	518	-	1,812	3,055	17,897
Corporate and other	-	-	-	-	-	51	9	60	-	-
Consolidated	5,913	$ 3,510	20,356	$ 7,247	40,765	$ 1,720	$ 3,439	$ 15,916	11,498	43,834

Changes (%)
Ying Mining District	200%	155%	-13%	-33%	-36%	-42%	33%	23%	40%	73%
GC Mine	99%	41%	6%	56%	101%	-33%	-	29%	-19%	-69%
Corporate and other	-	-	-	-	-	49%	-11%	40%	-	-
Consolidated	185%	139%	-11%	-23%	-9%	-37%	34%	23%	24%	15%

Total capital expenditures in Q1 Fiscal 2025 were $19.7 million, up 23% compared to $15.9 million in Q1 Fiscal 2024. The increase was mainly due to more ramp and tunnel development as well as the construction of the new tailing storage facility ("TSF"). Total capital expenditures incurred to construct the TSF were approximately $2.8 million in Q1 Fiscal 2025 and $13.6 million since inception.

In Q1 Fiscal 2025, on a consolidated basis, a total of 87,313 metres or $2.3 million worth of diamond drilling were completed (Q1 Fiscal 2024 - 84,599 metres or $2.7 million), of which approximately 50,356 metres or $1.2 million worth of diamond drilling were expensed as part of mining costs (Q1 Fiscal 2024 - 43,834 metres or $1.0 million) and approximately 36,957 metres or $1.1 million worth of diamond drilling were capitalized (Q1 Fiscal 2024 - 40,765 metres or $1.7 million). In addition, approximately 14,295 metres or $5.9 million worth of preparation tunneling were completed and expensed as part of mining costs (Q1 Fiscal 2024 - 11,498 metres or $4.0 million), and approximately 35,042 metres or $14.0 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q1 Fiscal 2024 - 26,269 metres or $10.8 million).

INDIVIDUAL MINE OPERATING PERFORMANCE

Ying Mining District	Q1 F2025	Q4 F2024	Q3 F2024	Q2 F2024	Q1 F2024
	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023
Ore Production (tonnes)
Ore mined	256,079	147,122	245,606	220,636	213,748
Ore milled
Gold ore	8,476	21,843	12,726	12,800	10,893
Silver ore	212,766	158,424	201,475	200,068	197,916
	221,242	180,267	214,201	212,868	208,809
Head grades
Silver (grams/tonne)	235	197	235	235	254
Lead (%)	3.1	3.1	3.5	3.5	3.6
Zinc (%)	0.7	0.6	0.7	0.7	0.7
Recovery rates
Silver (%)	95.0	94.4	94.9	95.0	95.1
Lead (%)	94.4	95.0	94.8	95.0	95.5
Zinc (%)	72.3	70.2	71.4	71.1	69.6
Cash Costs
Cash production cost per tonne of ore processed ($)	90.46	91.09	84.01	83.53	85.58
All-in sustaining cost per tonne of ore processed ($)	140.25	148.24	143.80	142.84	133.94
Cash cost per ounce of Silver, net of by-product credits ($)	(0.68)	1.71	(0.09)	(1.37)	0.26
All-in sustaining cost per ounce of silver, net of by-product credits ($)	7.14	12.28	8.99	8.06	7.14
Metal Production
Gold (ounces)	1,14698	1,916	1,342	2,458	1,552
Silver (in thousands of ounces)	1,572	1,063	1,511	1,506	1,597
Lead (in thousands of pounds)	14,080	11,317	14,552	15,018	15,382
Zinc (in thousands of pounds)	2,468	1,750	2,153	2,197	2,113

In Q1 Fiscal 2025, a total of 256,079 tonnes of ore were mined at the Ying Mining District, up 20% compared to 213,748 tonnes in Q1 Fiscal 2024, and 221,242 tonnes of ore were milled, up 6% compared to 208,809 tonnes in Q1 Fiscal 2024. A total of 8,476 tonnes of gold ore were processed in Q1 Fiscal 2025, down 22% compared to 10,893 tonnes in Q1 Fiscal 2024. Approximately 1,916 ounces of gold, 1.1 million ounces of silver, or approximately  1,146 ounces of gold, 1.6 million ounces of silver, or approximately 1.7 million ounces of silver equivalent, plus 14.1 million pounds of lead, and 2.5 million pounds of zinc were produced, representing an increase of 17% in zinc, and decreases of 26%, 2%, 4% and 8%, in gold, silver, silver equivalent and lead, respectively, compared to 1,552 ounces of gold, 1.6 million ounces of silver, or approximately 1.7 million silver equivalent, plus 15.4 million pounds of lead, and 2.1 million pounds of zinc in Q1 Fiscal 2024. The decrease is mainly due to milling capacity constraints resulting in over 59,000 tonnes of ore stockpiled not yet processed.

GC Mine	Q1 F2025	Q4 F2024	Q3 F2024	Q2 F2024	Q1 F2024
	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023
Ore Production (tonnes)
Ore mined	87,768	48,038	99,667	52,829	89,472
Ore milled	86,454	57,226	98,299	48,239	86,286
Head grades
Silver (grams/tonne)	64	57	68	66	80
Lead (%)	0.9	1.1	1.1	1.1	1.4
Zinc (%)	2.4	2.5	2.7	2.5	2.7
Recovery rates
Silver (%)	84.1	83.2	80.3	82.7	82.7
Lead (%)	90.2	89.8	90.9	90.2	90.7
Zinc (%)	90.4	89.3	90.1	89.8	90.4
Cash Costs
Cash production cost per tonne of ore processed ($)	50.49	63.12	50.38	68.18	62.02
All-in sustaining cost per tonne of ore processed ($)	83.42	78.32	76.84	99.75	90.94
Cash cost per ounce of Silver, net of by-product credits ($)	(12.19)	(4.79)	(8.95)	5.64	(5.30)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	8.45	6.63	8.01	25.95	9.51
Metal Production
Silver (in thousands of ounces)	145	87	173	84	183
Lead (in thousands of pounds)	1,539	1,210	2,211	1,047	2,434
Zinc (in thousands of pounds)	3,966	2,809	5,251	2,404	4,708

In Q1 Fiscal 2025, a total of 87,768 tonnes of ore were mined at the GC Mine, down 2% compared to 89,472 tonnes in Q1 Fiscal 2024, while 86,454 tonnes were milled, effectively the same compared 86,286 tonnes in Q1 Fiscal 2024. A total of 10,620 tonnes of waste was removed through the XRT Ore Sorting System in Q1 Fiscal 2025.

Metals produced at the GC Mine were approximately 145 thousand ounces of silver, 1.6 million pounds of lead, and 4.0 million pounds of zinc, representing decreases of 21%, 37%, and 16%, respectively, in silver, lead and zinc production, respectively, compared to 183 thousand ounces of silver, 2.4 million pounds of lead, and 4.7 million pounds of zinc in Q1 Fiscal 2024. The decrease was mainly due to lower head grades achieved.

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held tomorrow, Wednesday, August 14, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-664-6383

International/Local Toll: 416-764-8650

Conference ID: 54868081

Participants should dial-in 10 - 15 minutes prior to the start time.  A replay of the conference call and transcript will be available on the Company's website at www.silvercorp.ca.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

This news release should be read in conjunction with the Company's Management Discussion & Analysis ("MD&A"), the unaudited condensed interim consolidated financial statements and related notes contains therein for the three months ended June 30, 2024, which have been posted on SEDAR+ under the Company's profile at www.sedarplus.ca and on EDGAR at www.sec.gov, and are also available on the Company's website at www.silvercorp.ca under the Investor section. This news release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, cash cost and all-in sustaining cost per ounce of silver, net of by-product credits, production cost and all-in sustaining production cost per tonne of ore processed, silver equivalent, and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description.  The detailed description and reconciliation of these alternative performance (non-IFRS) measures have been incorporated by reference and can be found on page 40, section 12 - Alternative Performance (Non-IFRS) Measures in the MD&A for the three months ended June 30, 2024 filled on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference here in.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of public health pandemic; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; regulatory investigations, claims and legal proceeding, foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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CNW 17:05e 13-AUG-24